UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

17 October 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

17 October 2013

Interim management statement for the three months ended 30 September 2013

Diageo reports 3% organic net sales growth for the three months ended 30 September 2013

In the three months ended 30 September 2013 Diageo delivered 3.1% organic net sales growth with volume up 0.6%. Reported net sales were flat for the quarter mainly reflecting the termination of the distribution agreement for Jose Cuervo.

By region, organic net sales growth for the three month period was:

•	North America 5.1%
•	Western Europe (1.1)%
•	Africa, Eastern Europe and Turkey 1.3%
•	Latin America and Caribbean 10.9%
•	Asia Pacific 0.6%

Commentary on the quarter ended 30 September 2013:

Diageo’s North America business continues to deliver good growth. Consumer trends are broadly unchanged from the prior year and the US spirits business remains the key driver of performance for Diageo North America. Strong performance from Cîroc, Crown Royal and Ketel One vodka again contributed to mix improvement. Underlying trends in Western Europe remain unchanged from those seen in the final quarter of the prior year, however performance in the quarter did benefit from some restocking in France. Performance in the Africa, Eastern Europe and Turkey region was impacted by a decline in net sales in Russia in comparison to a very strong first quarter in the prior year. Africa reported 5.0% net sales growth in the quarter following weaker trading in Nigeria and Ghana, although both markets are expected to strengthen during the year. Performance in Latin America and Caribbean moderated in the quarter. Colombia was weaker, and currency weakness led to destocking in the distributor channel in West LAC. Government policies in China have led to a substantial fall in net sales in Diageo’s Chinese white spirit subsidiary. Performance in Asia Pacific was also affected by currency related distributor destocking in the region, especially in South East Asia. Therefore despite improvement in Korea, improved performance in Diageo India and continued strong growth of our super and ultra-premium scotch brands in China the performance in Asia Pacific slowed.

At 30 September 2013, net assets were £7,371 million (£8,088 million at 30 June 2013) and net borrowings were £9,066 million (£8,403 million at 30 June 2013). In the quarter Diageo acquired an additional 14.98% equity stake in United Spirits Limited for £342 million which resulted in an exceptional gain of £140 million which was recognised in the period.

Using current exchange rates, (£1 = $1.60 ; £1 = €1.18), exchange rate movements for the year ending 30 June 2014 are expected to adversely impact operating profit by £165 million and decrease finance charges by £5 million. This guidance excludes the impact of IAS 21 and 39.

Ivan Menezes, Chief Executive of Diageo commented:

‘Our performance in the quarter was good given weakness in some markets. The strength of our biggest business, US spirits, underpinned our performance. Our business in Western Europe performed in line with the slightly improving trends we saw in Q4 of F13, although I still expect a low single digit net sales decline for the full year. While there are headwinds in some emerging markets, including the impact of the government policies in China, there are also markets in which we continue to deliver robust growth and Diageo’s strength is the diversity of our geographic breadth and broad category reach. We continue to make this strong business stronger and we remain committed to delivery of our medium term guidance.’

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Adoption of new accounting standards – impact on consolidated income statement

The following changes to accounting standards, issued by the International Accounting Standards Board, have been adopted by the Diageo group for the first time from 1 July 2013.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. This means that for certain entities the group’s share of their sales and other financial items is no longer consolidated on a line by line basis but the group’s net share of their net income is included in the line ‘Share of profits of associates after tax’.

Amendments to IAS 19 – Employee benefits The most significant change that impacts the group is that the amendment requires that the expected returns on pension plan assets, currently calculated based on management’s estimate of expected returns, is replaced by a credit on the pension plan assets calculated at the liability discount rate.

The following schedules restate the consolidated income statement and the segmental information for the impact of IFRS 11 and the amendment to IAS 19 for the year ended 30 June 2013 and 30 June 2012 and the six month period ended 31 December 2012.

Summary of consolidated income statement

	Year ended 30 June 2013
	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million
Sales	15,487	(211)	-	15,276
Excise duties	(4,054)	81	-	(3,973)
Net sales	11,433	(130)	-	11,303
Operating costs before exceptional items	(7,903)	89	(10)	(7,824)
Operating profit before exceptional items	3,530	(41)	(10)	3,479
Exceptional operating items	(99)	-	-	(99)
Operating profit	3,431	(41)	(10)	3,380
Sale of businesses	(83)	-	-	(83)
Net finance charges	(424)	-	(33)	(457)
Share of associates	199	18	-	217
Profit before taxation	3,123	(23)	(43)	3,057
Taxation	(529)	12	10	(507)
Profit for the year	2,594	(11)	(33)	2,550

Attributable to:
Equity shareholders	2,485	-	(33)	2,452
Non-controlling interests	109	(11)	-	98
	2,594	(11)	(33)	2,550

	pence	pence	pence	pence
Basic earnings per share	99.3	-	(1.3)	98.0
Basic earnings per share before exceptional items	104.4	-	(1.3)	103.1

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	Year ended 30 June 2012				Six months ended 31 December 2012
	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million
Sales	14,594	(202)	-	14,392	8,235	(104)	-	8,131
Excise duties	(3,832)	79	-	(3,753)	(2,196)	40	-	(2,156)
Net sales	10,762	(123)	-	10,639	6,039	(64)	-	5,975
Operating costs before exceptional items	(7,564)	84	(11)	(7,491)	(4,010)	41	(5)	(3,974)
Operating profit before exceptional items	3,198	(39)	(11)	3,148	2,029	(23)	(5)	2,001
Exceptional operating items	(40)	-	-	(40)	16	-	-	16
Operating profit	3,158	(39)	(11)	3,108	2,045	(23)	(5)	2,017
Sale of businesses	147	-	-	147	-	-	-	-
Net finance charges	(397)	-	(44)	(441)	(212)	-	(17)	(229)
Share of associates	213	16	-	229	128	12	-	140
Profit before taxation	3,121	(23)	(55)	3,043	1,961	(11)	(22)	1,928
Taxation	(1,038)	13	14	(1,011)	(360)	4	5	(351)
Profit from continuing ops	2,083	(10)	(41)	2,032	1,601	(7)	(17)	1,577
Discontinued operations	(11)	-	-	(11)	-	-	-	-
Profit for the period	2,072	(10)	(41)	2,021	1,601	(7)	(17)	1,577

Attributable to:
Equity shareholders	1,942	-	(41)	1,901	1,538	-	(17)	1,521
Non-controlling interests	130	(10)	-	120	63	(7)	-	56
	2,072	(10)	(41)	2,021	1,601	(7)	(17)	1,577

	pence	pence	pence	pence	pence	pence	pence	pence
Basic earnings per share	77.8	-	(1.6)	76.2	61.5	-	(0.7)	60.8

	Year ended 30 June 2013		Year ended 30 June 2012		Six months ended 31 Dec 2012
Volume	As reported units million	Restated units million	As reported units million	Restated units million	As reported units million	Restated units million

North America	53.7	53.6	53.0	52.9	28.6	28.5
Western Europe	33.6	33.6	34.7	34.7	24.9	24.9
Africa, Eastern Europe and Turkey	37.9	37.9	35.4	35.4	13.7	13.7
Latin America and Caribbean	23.3	23.3	17.2	17.2	12.8	12.8
Asia Pacific	16.5	15.8	16.2	15.5	8.8	8.5
	165.0	164.2	156.5	155.7	88.8	88.4

	Year ended 30 June 2013		Year ended 30 June 2012		Six months ended 31 Dec 2012
Sales	As reported £ million	Restated £ million	As reported £ million	Restated £ million	As reported £ million	Restated £ million

North America	4,272	4,262	4,094	4,085	2,223	2,218
Western Europe	3,686	3,669	3,834	3,820	1,985	1,977
Africa, Eastern Europe and Turkey	3,423	3,419	3,001	2,998	1,793	1,791
Latin America and Caribbean	1,745	1,741	1,491	1,488	967	965
Asia Pacific	2,285	2,109	2,104	1,931	1,225	1,138
Corporate	76	76	70	70	42	42
	15,487	15,276	14,594	14,392	8,235	8,131

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	Year ended 30 June 2013		Year ended 30 June 2012		Six months ended 31 Dec 2012
Net Sales	As reported £ million	Restated £ million	As reported £ million	Restated £ million	As reported £ million	Restated £ million

North America	3,733	3,723	3,556	3,547	1,947	1,942
Western Europe	2,220	2,203	2,345	2,331	1,182	1,174
Africa, Eastern Europe and Turkey	2,280	2,276	2,051	2,048	1,190	1,188
Latin America and Caribbean	1,457	1,453	1,239	1,236	796	794
Asia Pacific	1,667	1,572	1,501	1,407	882	835
Corporate	76	76	70	70	42	42
	11,433	11,303	10,762	10,639	6,039	5,975

	Year ended 30 June 2013		Year ended 30 June 2012		Six months ended 31 Dec 2012
Marketing	As reported £ million	Restated £ million	As reported £ million	Restated £ million	As reported £ million	Restated £ million

North America	585	581	547	543	301	299
Western Europe	328	328	355	355	176	176
Africa, Eastern Europe and Turkey	265	265	232	232	137	137
Latin America and Caribbean	233	233	208	208	120	120
Asia Pacific	370	356	343	327	188	182
Corporate	6	6	6	6	4	4
	1,787	1,769	1,691	1,671	926	918

	Year ended 30 June 2013		Year ended 30 June 2012		Six months ended 31 Dec 2012
Operating profit before Exceptional items	As reported £ million	Restated £ million	As reported £ million	Restated £ million	As reported £ million	Restated £ million

North America	1,484	1,478	1,360	1,352	825	822
Western Europe	656	650	717	712	381	378
Africa, Eastern Europe and Turkey	654	653	575	574	372	371
Latin America and Caribbean	471	468	369	368	302	301
Asia Pacific	414	381	342	309	220	201
Corporate	(149)	(151)	(165)	(167)	(71)	(72)
	3,530	3,479	3,198	3,148	2,029	2,001

The organic growth movements by region for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2013 remain unchanged from those reported in the 2013 annual report

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For further information

Media relations:	Rowan Pearman +44 (0)208 978 4751
Kirsty King +44 (0)208 978 6855
Victoria Ward +44 (0)208 978 4353
press.office@diageo.com

Investor relations:	Catherine James +44 (0)7803 854550
Agnes Bota +36 1 580 1022
Pier Falcione +44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;

•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;
•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

 All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ included in Diageo’s annual report for the year ended 30 June 2013. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2013.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 17 October 2013	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary